
07008498
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas 3rd Floor
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Deslonde (212) 332 - 7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Co., CPA's, LLC
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue, (Address) Union (City) NJ (State) 07083 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Deslonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of American, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - CEO

Title

JOHN T. MELVIN
NOTARY PUBLIC, STATE OF NEW JERSEY
NO. 2047796
QUALIFIED IN UNION COUNTY
COMMISSION EXPIRES MAY 3, 2009

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2007

WITH

INDEPENDENT AUDITORS' REPORT

MONARCH FINANCIAL CORPORATION OF AMERICA

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at September 30, 2007, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 12, 2007

04619MO9.07S

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA
BALANCE SHEET
AS AT SEPTEMBER 30, 2007

ASSETS

Cash		$ 223,566
Market value of securities owned by firm		565,993
Secured demand notes		618,000
Commissions receivable		331,413
Accrued interest receivable		6,804
Equipment, furniture and fixtures		
less accumulated depreciation of $320,193		11,691
Leasehold improvements		
less accumulated depreciation of $6,699		5,863
Other receivable		53,256
Employees loan receivable		7,324
Prepaid expenses		16,782
Prepaid taxes		800
TOTAL ASSETS		$1,841,492

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased,		
at market value		$ 236,380
Due to clearing organization		241,910
Interest payable		14,970
Payroll taxes payable		118,747
Accrued expenses		436,459
Pension payable		51,628
Income taxes payable		20,661
		1,120,755
Commitments		
Liabilities subordinated to claims		
of general creditors		618,000
Stockholder's equity:		
Common stock, no par value, 2000 shares		
authorized, 216 issued and 216 outstanding	50,100	
Paid in capital	1	
Retained earnings	52,636	
Total stockholder's equity		102,737
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,841,492

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenues:		
Trading		$2,065,493
Commissions		2,580,684
Interest		62,173
Other		2,287,736
Total revenues		$6,996,086
General and Administrative expenses:		
Payroll	$4,041,830	
Payroll taxes	182,092	
Travel, entertainment and lodging	404,244	
Insurance	40,693	
Office supplies	70,697	
Telephone	126,765	
Professional fees	160,232	
Equipment rental	228,746	
Rent	395,387	
Postage	11,504	
Subscriptions	35,726	
Bank charges	9,506	
Registrations	28,769	
Bad debts	347	
Miscellaneous	1,717	
Commissions	60,765	
Repairs	2,962	
Clearance Charges	605,119	
Lease expense	33,965	
Depreciation	10,175	
Exchange fees	55,737	
Membership fees	14,069	
Auto expense	51,463	
Donations	27,599	
Interest	56,519	
Health insurance	209,240	
Pension	90,580	
Gifts	10,232	
Miscellaneous taxes	1,568	
Seminars and education	14,099	
Regulatory fees	19,562	
Total general and administrative expenses		7,001,909
Loss before income taxes		(5,823)
Income taxes		
Federal	-0-	
State and city	32,665	
Total income taxes		32,665
Net loss		$ (38,488)

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Cash flows from operating activities:		
Net loss		$ (38,488)
Adjustments to reconcile net loss . to net cash provided by operating activities:		
Depreciation	10,175	
(Increase) decrease in:		
Market value of securities owned by firm	2,662,369	
Commissions receivable	102,485	
Accrued interest receivable	(2,238)	
Prepaid expenses	6,437	
Prepaid taxes	425	
Other receivable	(21,539)	
Security deposit	2,400	
Increase (decrease) in:		
Securities sold not yet purchased	(46,316)	
Payroll taxes payable	9,117	
Pension plan payable	(6,315)	
Accrued expenses	(104,098)	
Income taxes payable	14,593	
Total adjustments		2,627,495
Net cash provided by operating activities		2,589,007
Cash flows from investing activities:		
Employee loans repaid	70,955	
Purchase of equipment	(11,254)	
Net cash provided by investing activities		59,701
Cash flows from financing activities:		
Money repaid to clearance organization	(2,588,484)	
Distributions to stockholders	(2,512)	
Net cash used by financing activities		(2,590,996)
Net increase in cash		57,712
Cash, beginning of year		165,854
Cash, end of year		$ 223,566
Supplemental disclosures of cash flow information		
Cash Paid for:		
Interest		$ 56,519
Income taxes		$ -0-

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2007

	Common Stock	Paid in Capital	Retained Earnings	Stockholders Equity
Balance, beginning of year	$ 50,100	$ 1	$ 93,636	$143,737
Distribution	-0-	-0-	(2,512)	(2,512)
Net loss	-0-	-0-	(38,488)	(38,488)
Balance, end of year	$ 50,100	$ 1	$ 52,636	$102,737

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Balance - beginning of year	$618,000
Increases	-0-
Repayments	-0-
Balance - end of year	$618,000

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2007, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2007 were $-0-.

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2007 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $10,500. The employer match recognized during the year ended September 30, 2007 is $90,580.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Commitments

The Company entered into a 120-month noncancellable operating office lease, effective March 2, 1998 at a monthly rental of $21,483.

The future minimum rent payments required under such noncancellable operating lease at September 30, 2007 is as follows:

Year Ending September 30,	Amount
2008	107,415
Total minimum payments required	$107,415

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2007, the Company had net capital of $582,423 which, was $482,423 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

a) During the year ended September 30, 2007 a former customer filed an arbitration action against the firm and its principals for excessive investment activity and claimed losses of $300,000. Management of the company believes the arbitration action is without merit and no significant liability is expected to result from this litigation.

b) A summons and complaint was filed in court against a former registered representative and the company for damages of $57,000. The parties are seeking mediation. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2007

Schedule 1

Total stockholders' equity		$ 102,737
Liabilities subordinated to claims of general creditors allowable in computation of net capital		618,000
Total capital and allowable subordinated liabilities		720,737
Less: Deductions and/or charges:		
Non-allowable assets		95,716
Net capital before haircuts on security positions		625,021
Less: Haircuts on securities:		
State and municipal government obligations	$34,120	
Stocks	8,478	
		42,598
Net capital		582,423
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$ 482,423

Aggregate indebtedness	$ 642,465	= 110.30%
Net capital	$ 582,423	

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $17,188. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT SEPTEMBER 30, 2007

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through First Clearing, LLC on a fully disclosed basis.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2007

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2007, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $17,188. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT


SEC MAIL PROCESSING
RECEIVED
NOV 2 0 2007
WASH. D.C.
190
SECTION

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of September 30, 2007 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 12, 2007

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 12, 2007


END